

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 2, 2013

<u>Via E-mail</u>
Mr. R. David Anderson
Executive Vice President and Chief Financial Officer
CGI Group Inc.
1350 René-Lévesque Boulevard West
15th Floor
Montréal, Québec
Canada H3G 1T4

> **Re:** **CGI Group Inc.**
> **Form 40-F for the year ended September 30, 2012**
> **Filed December 20, 2012**
> **File No. 000-29716**

Dear Mr. Anderson:

    We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                    Sincerely,

                                    /s/ Kristi Marrone

                                    Kristi Marrone
                                    Staff Accountant